Brian N. Wheaton, Esq.
Tel (212) 801-6914
Fax (212) 801-6400
wheatonb@gtlaw.com

March 21, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Victor Rivera Melendez Dorrie Yale

Re:	Jupiter Acquisition Corporation Preliminary Proxy Statement on Schedule 14A Filed March 13, 2023 File No. 001-39505

Dear Mr. Rivera Melendez and Ms. Yale:

On behalf of Jupiter Acquisition Corporation (the “Company”), we are hereby responding to the letter, dated March 16, 2023 (the “Comment Letter”), from the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed on March 13, 2023. In response to the Comment Letter and to update certain information in the Preliminary Proxy Statement, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”) with the Commission, today.

For ease of reference, the text of the Staff’s comment, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Preliminary Proxy Statement on Schedule 14A

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully advises the Staff that neither the Company nor its sponsor, Jupiter Founders LLC (the “Sponsor”), is, is controlled by, or has substantial ties with, a non-U.S. person. Both the Company and the Sponsor are U.S. entities, and the manager of the Sponsor is a U.S. citizen. Each of the Company’s officers and directors is a U.S. citizen, other than the Company’s President and Executive Vice President of Strategy and M&A, who are U.K. citizens. Approximately 20% of the equity interests of the Sponsor are held directly or indirectly by non-U.S. persons. However, in response to the Staff’s comment, the Company has revised its disclosure on pages 20 and 21 of Amendment No. 1 to add the related risk factor included in Company’s recently filed Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the SEC on March 10, 2023, updated to provide additional detail regarding the aforementioned relationships.

* * *

Please do not hesitate to call me at (212) 801-6914 should you have any questions regarding Amendment No. 1 or the above response.

Sincerely yours,

/s/ Brian N. Wheaton
Brian N. Wheaton

cc:	Jupiter Acquisition Corporation
Alan I. Annex, Esq.